Exhibit 99.1

Huazhu Group Limited

Reports Third Quarter of 2021 Unaudited Financial Results

•	A total of 7,466 hotels or 722,983 hotel rooms in operation as of September 30, 2021.

•	Hotel turnover[1] increased 15.4% year-over-year to RMB12.2 billion for the third quarter of 2021. Excluding Steigenberger Hotels AG and its subsidiaries (“DH”, or “Legacy-DH”), hotel turnover increased 14.0% year-over-year for the third quarter of 2021.

•	Revenue increased 11.6% year-over-year to RMB3.5 billion (US$547 million)[2] for the third quarter of 2021, in line with revenue guidance previously announced of 8% to 12% compared to the third quarter of 2020. Revenue from Legacy-Huazhu[3] for the third quarter of 2021 increased 7.4% year-over-year, in line with revenue guidance previously announced of 4% to 8%.

•	Net loss attributable to Huazhu Group Limited was RMB137 million (US$22 million) for the third quarter of 2021, compared with net loss attributable to Huazhu Group Limited of RMB212 million for the third quarter of 2020 and net income attributable to Huazhu Group Limited of RMB378 million in the previous quarter. Net income attributable to Huazhu Group Limited from Legacy-Huazhu was RMB27 million for the third quarter of 2021.

•	Adjusted net loss attributable to Huazhu Group Limited (non-GAAP), which excluded share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, for the third quarter of 2021 was RMB46 million (US$8 million), compared with RMB218 million for the third quarter of 2020. Adjusted net income attributable to Huazhu Group Limited from Legacy-Huazhu (non-GAAP) for the third quarter of 2021 was RMB117 million.

•	EBITDA (non-GAAP) for the third quarter of 2021 was RMB294 million (US$45 million), compared with RMB190 million for the third quarter of 2020. EBITDA from Legacy-Huazhu (non-GAAP) was RMB410 million for the third quarter of 2021.

•	Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, was RMB385 million (US$59 million) for the third quarter of 2021, compared with RMB184 million for the third quarter of 2020. Adjusted EBITDA from Legacy-Huazhu (non-GAAP) was RMB500 million for the third quarter of 2021.

•	In the fourth quarter of 2021, Huazhu expects revenue growth to be in the range of 6%-10% compared to the fourth quarter of 2020, or revenue reduction to be in the range of 4% to 8% if excluding DH. To provide more meaningful guidance excluding the impact of COVID-19, Huazhu expects revenue growth to be in the range of 12%-16% compared to pre-COVID-19 results in the fourth quarter of 2019, or revenue reduction to be in the range of 7% to 11% if excluding DH.

[1]	Hotel turnover refers to total transaction value of room and non-room revenue from Huazhu hotels (i.e., leased and operated, manachised and franchised hotels).

[2]	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.4434 on September 30, 2021 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

[3]	Legacy-Huazhu refers to Huazhu and its subsidiaries, excluding DH.

•	For the full year of 2021, we expect revenue growth to range from 22% to 26%, or to range from 26% to 30% excluding DH. To provide more meaningful guidance excluding the impact of COVID-19, Huazhu expects revenue growth to be in the range of 11%-15% compared to pre-COVID-19 results of 2019, or revenue reduction to be in the range from 0% to 4% excluding DH.

Shanghai, China, November 24, 2021 – Huazhu Group Limited (NASDAQ: HTHT and HKEX: 1179) (“Huazhu”, “the Company”, “we” or “our”), a world-leading hotel group, today announced its unaudited financial results for the third quarter ended September 30, 2021.

As of September 30, 2021, Huazhu’s worldwide hotel network in operation totaled 7,466 hotels and 722,983 rooms, including 121 hotels from DH. During the third quarter of 2021, our Legacy-Huazhu business opened 481 hotels, including 2 leased (or leased-and-operated) hotels and 479 manachised (or franchised-and-managed) hotels and franchised hotels, and closed a total of 140 hotels, including 14 leased hotels and 126 manachised and franchised hotels. During the third quarter of 2021, the Legacy-DH business opened 1 leased hotel, and closed 2 manachised and franchised hotels. As of September 30, 2021, Huazhu had a total of 2,827 unopened hotels in our pipeline, including 2,788 hotels from the Legacy-Huazhu business and 39 hotels from the Legacy-DH business.

Legacy-Huazhu Only – Third Quarter of 2021 Operational Highlights

As of September 30, 2021, Legacy-Huazhu had 7,345 hotels in operation, including 663 leased and owned hotels, and 6,682 manachised hotels and franchised hotels. In addition, as of the same date, Legacy-Huazhu had 698,668 hotel rooms in operation, including 91,609 rooms under the lease and ownership model, and 607,059 rooms under the manachise and franchise models. Legacy-Huazhu also had 2,788 unopened hotels in our pipeline, including 17 leased and owned hotels and 2,771 manachised and franchised hotels. The following discusses Legacy-Huazhu’s RevPAR, average daily room rate (“ADR”) and occupancy rate for its leased and owned hotels, as well as manachised and franchised hotels (excluding hotels under governmental requisition) for the periods indicated.

•	The ADR was RMB246 in the third quarter of 2021, compared with RMB218 in the third quarter of 2020, RMB255 in the previous quarter, and RMB245 in the third quarter of 2019.

•	The occupancy rate for all Legacy-Huazhu hotels in operation was 71.9% in the third quarter of 2021, compared with 82.0% in the third quarter of 2020, 82.3% in the previous quarter, and 87.7% in the third quarter of 2019.

•	Blended RevPAR was RMB177 in the third quarter of 2021, compared with RMB179 in the third quarter of 2020, RMB210 in the previous quarter, and RMB215 in the third quarter of 2019.

•	For all Legacy-Huazhu hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB176 for the third quarter of 2021, representing a 5.9% decrease from RMB187 for the third quarter of 2020, with a 8.7% increase in ADR and an 11.3-percentage-point decrease in occupancy rate; comparing the third quarter of 2021 with the pre-COVID-19 third quarter of 2019, RevPAR represented a 24.8% decrease from RMB226 for the third quarter of 2019, with a 6.3% decrease in ADR, and a 17.9-percentage-point decrease in occupancy rate.

Legacy-DH Only – Third Quarter of 2021 Operational Highlights

As of September 30, 2021, Legacy-DH had 121 hotels in operation, including 75 leased and owned hotels and 46 manachised hotels and franchised hotels. In addition, as of the same date, Legacy-DH had 24,315 hotel rooms in operation, including 14,002 rooms under the lease and ownership model, and 10,313 rooms under the manachise and franchise models. Legacy-DH also had 39 hotels in our pipeline, including 28 leased and owned hotels and 11 manachised and franchised hotels. The following discusses Legacy-DH’s RevPAR, ADR and occupancy rate for its leased as well as manachised and franchised hotels (excluding hotels temporarily closed) for the periods indicated.

•	The ADR was EUR99 in the third quarter of 2021, compared with EUR93 in the third quarter of 2020 and EUR81 in the previous quarter.

•	The occupancy rate for all Legacy-DH hotels in operation was 48.6% in the third quarter of 2021, compared with 37.9% in the third quarter of 2020 and 24.4% in the previous quarter.

•	Blended RevPAR was EUR48 in the third quarter of 2021, compared with EUR35 in the third quarter of 2020 and EUR20 in the previous quarter.

Jin Hui, CEO of Huazhu commented: “Our China business RevPAR recovered in the third quarter to 83% of the same period of 2019, mainly impacted by the Delta variant of COVID-19 surging in Nanjing since late July, with further spreading into many other Chinese provinces and cities. Since early September, we saw our RevPAR recovery gradually resumed until late October, where another upsurge of COVID-19 occurred again. The recent worsening also significantly impacted our performance in November with month-to-date RevPAR recovered to only 68% of the 2019 level. For our European business, thanks to continued progress of vaccinations and easing restrictions, the RevPAR recovering to 65% of the 2019 level in the third quarter from 28% in the second quarter.”

“We had witnessed several COVID-19 recurrences over the last year and a half,” Mr. Jin continued. “COVID-19 not only negatively impacted our performance, but also weakened the confidence and willingness of our franchisees and business partners. In fact, the global macroeconomic conditions as well as the business environment also changed dramatically due to the pandemic. Under such circumstances, we adjusted our strategy to focus more on ‘Lean’ growth rather than ‘Mega Scale’ growth going forward. With this adjustment, in addition to the overall number of our hotels, we are now putting greater emphasis on our customers’ satisfaction and our franchisees’ profitability.”

Third quarter of 2021 Unaudited Financial Results

(RMB in millions)	Q3 2020	Q2 2021	Q3 2021
Revenue:
Leased and owned hotels	2,131	2,282	2,345
Manachised and franchised hotels	995	1,275	1,128
Others	32	30	50
Total revenue	3,158	3,587	3,523

Revenue for the third quarter of 2021 was RMB3.5 billion (US$547 million), representing an 11.6% year-over-year increase and a 1.8% sequential decrease. Revenue from Legacy-Huazhu for the third quarter of 2021 was RMB2.9 billion, representing a 7.4% year-over-year increase and a 12.8% sequential decrease. The sequential decrease was mainly due to COVID-19 resurgence in Nanjing since late July. Our European business achieved strong recovery in the third quarter of 2021 with revenue from Legacy-DH achieved RMB590 million, representing a 38.6% year-over-year and 163.5% sequential increase.

Revenue from leased and owned hotels for the third quarter of 2021 was RMB2.3 billion (US$364 million), representing a 10.0% year-over-year increase and a 2.8% sequential increase. Revenue from Legacy-Huazhu from leased and owned hotels for the third quarter of 2021 was RMB1.8 billion, representing a 3.9% year-over-year increase.

Revenue from manachised and franchised hotels for the third quarter of 2021 was RMB1.1 billion (US$175 million), representing a 13.4% year-over-year increase and an 11.5% sequential decrease. Revenue from Legacy-Huazhu from manachised and franchised hotels for the third quarter of 2021 was RMB1.1 billion, representing a 13.7% year-over-year increase.

Other revenue represents revenue generated from businesses other than our hotel operations, which mainly includes revenue from the provision of IT products and services to hotels, and revenue from Huazhu Mall™ and other revenue from the Legacy-DH business, totaling RMB50 million (US$8 million) in the third quarter of 2021, compared to RMB32 million in the third quarter of 2020 and RMB30 million in the previous quarter.

(RMB in millions)	Q3 2020	Q2 2021	Q3 2021
Operating costs and expenses:
Hotel operating costs	2,470	2,739	2,885
Other operating costs	15	12	14
Selling and marketing expenses	162	161	189
General and administrative expenses	343	392	388
Pre-opening expenses	42	16	15
Total operating costs and expenses	3,032	3,320	3,491

Hotel operating costs for the third quarter of 2021 were RMB2.9 billion (US$448 million), compared to RMB2.5 billion in the third quarter of 2020 and RMB2.7 billion in the previous quarter. The increase was mainly due to higher rental costs for our leased and owned upscale hotels and acquisition of CitiGO hotels, and higher personnel costs from continuous hotel network expansion. Hotel operating costs from Legacy-Huazhu for the third quarter of 2021 were RMB2.3 billion, which represented 76.9% of the quarter’s revenues, compared to 70.4% for the third quarter in 2020 and 65.5% for the previous quarter.

Selling and marketing expenses for the third quarter of 2021 were RMB189 million (US$29 million), compared to RMB162 million in the third quarter of 2020 and RMB161 million in the previous quarter. Selling and marketing expenses from Legacy-Huazhu for the third quarter of 2021 were RMB129 million, which represented 4.4% of the quarter’s revenue, compared to RMB102 million or 3.7% of revenue for the third quarter in 2020, and RMB129 million or 3.8% of revenue for the previous quarter. The increase was mainly due to headcount increase for our sales team.

General and administrative expenses for the third quarter of 2021 were RMB388 million (US$62 million), compared to RMB343 million in the third quarter of 2020 and RMB392 million in the previous quarter. General and administrative expenses from Legacy-Huazhu for the third quarter of 2021 were RMB306 million, which represented 10.4% of the quarter’s revenue, compared to RMB235 million or 8.6% for the third quarter in 2020 and RMB294 million or 8.7% for the previous quarter. The increase was mainly due to our investments in business development team, information technology, as well as upscale hotel division.

Pre-opening expenses for the third quarter of 2021 were mostly related to Legacy-Huazhu and totaling RMB15 million (US$2 million), compared to RMB42 million in the third quarter of 2020 and RMB16 million in the previous quarter.

Other operating income, net for the third quarter of 2021 was RMB40 million (US$6 million), compared to RMB110 million in the third quarter of 2020 and RMB362 million in the previous quarter.

Income from operations for the third quarter of 2021 was RMB72 million (US$10 million), compared to loss from operations of RMB201 million in the third quarter of 2020 and income from operations of RMB629 million in the previous quarter. Adjusted income from operations (non-GAAP) which excluded share-based compensation expenses, for the third quarter of 2021 was RMB103 million (US$15 million), compared to loss from operations of RMB168 million in the third quarter of 2020 and income from operations of RMB657 million in the previous quarter. Income from operations from Legacy-Huazhu for the third quarter of 2021 was RMB239 million, compared to RMB523 million in the third quarter of 2020 and RMB763 million in the previous quarter.

Operating margin, defined as income from operations as a percentage of revenues, for the third quarter of 2021, was 2.0%. Operating margin from Legacy-Huazhu for the third quarter of 2021 was 8.2%, compared with 19.1% in the third quarter of 2020 and 22.7% in the previous quarter.

Other income, net for the third quarter of 2021 was RMB4 million (US$1 million), compared to other expense, net RMB1 million for the third quarter of 2020 and other expense, net RMB61 million for the previous quarter.

Unrealized losses from fair value changes of equity securities for the third quarter of 2021 were RMB60 million (US$9 million), compared to unrealized gains from fair value changes of equity securities RMB39 million in the third quarter of 2020, and unrealized losses from fair value changes of RMB58 million in the previous quarter. Unrealized gains (losses) from fair value changes of equity securities mainly represents the unrealized gains (losses) from our investment in equity securities with readily determinable fair values, such as AccorHotels.

Income tax benefit for the third quarter of 2021 was RMB13 million (US$2 million), compared to income tax benefit of RMB50 million in the same period of 2020 and income tax expense of RMB132 million in the previous quarter.

Net loss attributable to Huazhu Group Limited for the third quarter of 2021 was RMB137 million (US$22 million), compared to a net loss of RMB212 million in the third quarter of 2020 and a net income of RMB378 million in the previous quarter. Adjusted net loss attributable to Huazhu Group Limited (non-GAAP), which excluded share-based compensation expenses and the unrealized gains (losses) from fair value changes of equity securities, for the third quarter of 2021 was RMB46 million (US$8 million), compared to a net loss of RMB218 million in the third quarter of 2020 and a net income of RMB464 million in the previous quarter. Net income attributable to Huazhu Group Limited from Legacy-Huazhu for the third quarter of 2021 was RMB27 million, compared to RMB482 million in the third quarter of 2020 and RMB492 million in the previous quarter. The adjusted net income attributable to Huazhu Group Limited from Legacy-Huazhu (non-GAAP) for the third quarter of 2021 was RMB117 million, compared with RMB476 million in the third quarter of 2020 and RMB579 million in the previous quarter.

Basic and diluted losses per share/American depositary share (ADS). For the third quarter of 2021, basic and diluted losses per share were RMB0.04 (US$0.01). Adjusted basic and diluted losses per share (non-GAAP), which excluded share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, were RMB0.01 (US$0.00). Basic and diluted losses per ADS were RMB0.44 (US$0.07). Adjusted basic and diluted losses per ADS (non-GAAP), which excluded share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, were RMB0.15 (US$0.02).

EBITDA (non-GAAP) for the third quarter of 2021 was RMB294 million (US$45 million), compared with RMB190 million in the third quarter of 2020 and RMB957 million in the previous quarter. EBITDA from Legacy-Huazhu (non-GAAP) for the third quarter of 2021 was RMB410 million, compared with RMB859 million in the third quarter of 2020 and RMB1.0 billion in the previous quarter. Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, for the third quarter of 2021 was RMB385 million (US$59 million), compared with RMB184 million in the third quarter of 2020 and RMB1.0 billion in the previous quarter. The adjusted EBITDA from Legacy-Huazhu (non-GAAP) for the third quarter of 2021 was RMB500 million, compared with RMB853 million in the third quarter of 2020 and RMB1.1 billion in the previous quarter.

Cash flow. Operating cash inflow for the third quarter of 2021 was RMB192 million (US$29 million). Investing cash outflow for the third quarter of 2021 was RMB1.0 billion (US$158 million), including RMB397 million in partial payments for the previously announced CitiGO acquisition4. Financing cash outflow for the third quarter of 2021 was RMB17 million (US$3 million).

Cash and cash equivalents and Restricted cash. As of September 30, 2021, the Company had a total balance of cash and cash equivalents of RMB5.4 billion (US$836 million) and restricted cash of RMB26 million (US$4 million).

Debt financing. As of September 30, 2021, the Company had a total debt balance of RMB10.6 billion (US$1.6 billion) and the unutilized credit facility available to the Company was RMB7.0 billion.

[4]	As of September 30, 2021, the Company is still process the evaluating the purchase price allocation of CitiGO. Hence, the financial results for the third quarter of 2021 are based on the preliminary numbers and are subject to change upon finalization.

COVID-19 update

For our Legacy-Huazhu business, our RevPAR recovery momentum resumed quickly in early July. Since late July, however, the spread of the Delta variant of COVID-19 from Nanjing to several Chinese provinces and cities resulted in the relevant governmental authorities imposing a new round of strict travelling restrictions; consequently, the blended RevPAR of Legacy-Huazhu in August dropped significantly to only 54% of the 2019 level. After the Delta variant of COVID-19 in Nanjing became largely contained in early September, the monthly blended RevPAR of Legacy-Huazhu continued to recover, reaching approximately 92% of the 2019 level. However, with a relatively-small-scale outbreak occurring in Fujian province in mid-September, the relevant governmental authorities again imposed strict travelling restrictions, especially for students, during “Golden Week” in celebration of China’s National Day Holidays. As a result, the blended RevPAR of Legacy-Huazhu during Golden Week recovered to only approximately 82% of the 2019 level. Nevertheless, RevPAR recovery in the second week of October rebounded to nearly 90% of the 2019 level, mainly driven by an upturn in business travel. Since late October, increased incidence of confirmed new COVID-19 cases spread more widely, reaching over 20 provinces in China; thus, governmental authorities reintroduced travel restrictions to curb the further spread of COVID-19. As of November 23rd, the incidence of daily confirmed cases had dropped to single digits, and RevPAR had gradually picked up.

DH also suffered from European Union lockdown policies and restrictions in public life due to the third and fourth waves of the COVID-19 pandemic in European countries. European vaccination commenced in December 2020 and increased momentum during the first half of 2021. As of November 23rd, 2021, 71% of the entire German population has received at least one shot and about 68% of the population is fully vaccinated. Along with the growing inoculation rate and the receding third COVID-19 wave since August 2021, restrictions were gradually eased for people who are fully vaccinated, or who have recovered from a COVID-19 infection, and who have tested negative for the virus. Thanks to the abovementioned progress in vaccination and easing of restrictions, DH’s business recovery started in the second quarter and continued in the third quarter during the European summer holiday break, driven by leisure business, and is on track to continue recovery. However, with regard to the emergence of a fourth COVID-19 wave in Europe with dramatically-rising 7-day-incidence rates since early November, DH faces pressure and uncertainty on future recovery. The impact over the incoming months, especially regarding business travel, is still to be determined with the unfolding of the pandemic and future government policies in the European Union.

Meanwhile, DH is continuing to implement further cost reduction and cash flow measures, especially regarding personnel and lease costs. The impact of further lockdowns should be partially offset by the extension of scope and duration of EU government support, of which EUR38 million from the German government – relating to the 2020 lockdown period – were received and recorded in the second quarter of 2021. An application for an additional government support, relating to 2021 lockdown period, was submitted in late October.

Guidance

In the fourth quarter of 2021, Huazhu expects revenue growth to be in the range of 6%-10% compared to the fourth quarter of 2020, or revenue reduction to be in the range of 4% to 8% if excluding DH. To provide more meaningful guidance excluding the impact of COVID-19, Huazhu expects revenue growth to be in the range of 12%-16% compared to pre-COVID-19 results in the fourth quarter of 2019, or revenue reduction to be in the range of 7% to 11% if excluding DH.

For the full year of 2021, we expect revenue growth to range from 22% to 26%, or to range from 26% to 30% excluding DH. To provide more meaningful guidance excluding the impact of COVID-19, Huazhu expects revenue growth to be in the range of 11%-15% compared to pre-COVID-19 results of 2019, or revenue reduction to be in the range from 0% to 4% excluding DH.

The above guidance is based on our current expectation that there will be no massive resurgence of COVID-19 for the remainder of 2021.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

Huazhu’s management will host a conference call at 8 p.m. (U.S. Eastern time) on Wednesday, November 24, 2021 (or 9 a.m. (Hong Kong time) on Thursday, November 25, 2021). The conference call will be a Direct Event call. All participants must preregister online prior to the call. Please use the link http://apac.directeventreg.com/registration/event/9233318 to complete the online registration at least 15 minutes prior to the start of the conference call. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID. To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through December 2, 2021. Please dial +1 (855) 452 5696 (for callers in the U.S.), 400 632 2162 (for callers in mainland China), 800 963 117 (for callers in Hong Kong) or +61 2 8199 0299 (for callers outside the U.S., mainland China and Hong Kong) and enter the passcode 9233318.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s Web site, https://ir.huazhu.com.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (“SEC”): hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling and marketing expenses excluding share-based compensation expenses; adjusted income (loss) from operations excluding share-based compensation expenses; adjusted net income (loss) attributable to Huazhu Group Limited excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; adjusted basic and diluted earnings (losses) per share/ADS excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; EBITDA; adjusted EBITDA excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; and adjusted EBITDA margin; adjusted net income (loss) attributable to Huazhu Group Limited excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities from Legacy-Huazhu; EBITDA from Legacy-Huazhu; and adjusted EBITDA excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities from Legacy-Huazhu. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities is that share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA information provides investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, to assess operating results of its hotels in operation. The Company believes that the exclusion of share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities helps facilitate year-on-year comparisons of the results of operations as the share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities may not be indicative of Company operating performance.

The Company believes that unrealized gains and losses from changes in fair value of equity securities are generally meaningless in understanding the Company’s reported results or evaluating its economic performance of its businesses. These gains and losses have caused and will continue to cause significant volatility in reported periodic earnings.

Therefore, the Company believes adjusted EBITDA more closely reflects the performance capability of our hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, and unrealized gains (losses) from fair value changes of equity securities and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of September 30, 2021, Huazhu operated 7,466 hotels with 722,983 rooms in operation in 17 countries. Huazhu’s brands include Blossom House, CitiGO Hotel, Crystal Orange Hotel, Elan Hotel, HanTing Hotel, Hi Inn, JI Hotel, Joya Hotel, Madison Hotel, Manxin Hotel, Ni Hao Hotel, Orange Hotel and Starway Hotel. Upon the completion of the acquisition of DH on January 2, 2020, Huazhu added five brands to its portfolio, including IntercityHotel, Jaz in the City, MAXX by Steigenberger, Steigenberger Hotels & Resorts and Zleep Hotels. In addition, Huazhu also has the rights as master franchisee for Ibis, Ibis Styles and Mercure, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers that Huazhu appoints, and Huazhu collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of September 30, 2021, Huazhu operates 15 percent of its hotel rooms under lease and ownership model, and 85 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995:

The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the SEC. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

--- Financial Tables and Operational Data Follow ---

Huazhu Group Limited

Unaudited Condensed Consolidated Balance Sheets

	December
	31, 2020	September 30, 2021
	RMB	RMB	US$[5]
		(in millions)
ASSETS
Current assets:
Cash and cash equivalents	7,026	5,385	836
Restricted cash	64	26	4
Short-term investments	3,903	2,906	451
Accounts receivable, net	404	523	81
Loan receivables, net	304	218	34
Amounts due from related parties	178	148	23
Inventories	89	85	13
Other current assets, net	914	836	130

Total current assets	12,882	10,127	1,572

Property and equipment, net	6,682	6,996	1,086
Intangible assets, net	5,945	5,748	892
Operating lease right-of-use assets	28,980	30,111	4,673
Finance lease right-of-use assets	2,041	1,855	288
Land use rights, net	213	208	32
Long-term investments	1,923	2,058	319
Goodwill	4,988	5,221	810
Amounts due from related parties, non-current	–	39	6
Loan receivables, net	135	75	12
Other assets, net	743	827	128
Deferred tax assets	623	608	94

Total assets	65,155	63,873	9,912

[5]	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.4434 on September 30, 2021 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

	December
	31, 2020	September 30, 2021
	RMB	RMB	US$
		(in millions)
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	1,142	661	103
Accounts payable	1,241	909	141
Amounts due to related parties	132	149	23
Salary and welfare payables	526	424	66
Deferred revenue	1,272	1,340	208
Operating lease liabilities, current	3,406	3,572	554
Finance lease liabilities, current	31	42	7
Accrued expenses and other current liabilities	2,440	2,124	330
Income tax payable	339	150	23

Total current liabilities	10,529	9,371	1,455

Long-term debt	10,856	9,936	1,542
Operating lease liabilities, non-current	27,048	28,034	4,351
Finance lease liabilities, non-current	2,497	2,312	359
Deferred revenue	662	749	116
Other long-term liabilities	771	864	134
Deferred tax liabilities	1,181	975	151
Retirement benefit obligations	179	168	26

Total liabilities	53,723	52,409	8,134

Equity:
Ordinary shares	0	0	0
Treasury shares	(107)	(107)	(17)
Additional paid-in capital	9,808	9,949	1,544
Retained earnings	1,502	1,495	232
Accumulated other comprehensive income (loss)	127	21	3

Total Huazhu Group Limited shareholders’ equity	11,330	11,358	1,762
Noncontrolling interest	102	106	16

Total equity	11,432	11,464	1,778

Total liabilities and equity	65,155	63,873	9,912

Huazhu Group Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended
	September	June
	30, 2020	30, 2021	September 30, 2021
	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS data)
Revenues:
Leased and owned hotels	2,131	2,282	2,345	364
Manachised and franchised hotels	995	1,275	1,128	175
Others	32	30	50	8

Total revenues	3,158	3,587	3,523	547

Operating costs and expenses:
Hotel operating costs:
Rents	(859)	(949)	(1,009)	(157)
Utilities	(136)	(107)	(137)	(21)
Personnel costs	(611)	(757)	(793)	(123)
Depreciation and amortization	(337)	(351)	(356)	(55)
Consumables, food and beverage	(253)	(244)	(264)	(41)
Others	(274)	(331)	(326)	(51)

Total hotel operating costs	(2,470)	(2,739)	(2,885)	(448)
Other operating costs	(15)	(12)	(14)	(2)
Selling and marketing expenses	(162)	(161)	(189)	(29)
General and administrative expenses	(343)	(392)	(388)	(62)
Pre-opening expenses	(42)	(16)	(15)	(2)

Total operating costs and expenses	(3,032)	(3,320)	(3,491)	(543)

Goodwill impairment loss	(437)	–	–	–
Other operating income (expense), net	110	362	40	6

Income (losses) from operations	(201)	629	72	10
Interest income	31	17	25	4
Interest expense	(136)	(102)	(101)	(16)
Other (expense) income, net	(1)	(61)	4	1
Unrealized gains (losses) from fair value changes of equity securities	39	(58)	(60)	(9)
Foreign exchange gain (loss)	48	85	(92)	(14)

Income (loss) before income taxes	(220)	510	(152)	(24)
Income tax (expense) benefit	50	(132)	13	2
Income (loss) from equity method investments	(35)	(1)	3	0

	Quarter Ended
	September	June
	30, 2020	30, 2021	September 30, 2021
	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS data)
Net income (loss)	(205)	377	(136)	(22)
Net (income) loss attributable to noncontrolling interest	(7)	1	(1)	(0)
Net income (loss) attributable to Huazhu Group Limited	(212)	378	(137)	(22)

Other comprehensive income
Gain arising from defined benefit plan, net of tax	(7)	–	1	0
Foreign currency translation adjustments, net of tax	237	(23)	(28)	(4)
Comprehensive income (loss)	25	354	(163)	(26)
Comprehensive (income) loss attributable to noncontrolling interest	(7)	1	(1)	(0)
Comprehensive income (loss) attributable to Huazhu Group Limited	18	355	(164)	(26)

Earnings (Losses) per share(1):
Basic	(0.07)	0.12	(0.04)	(0.01)
Diluted	(0.07)	0.12	(0.04)	(0.01)
Earnings (Losses) per ADS:
Basic	(0.73)	1.22	(0.44)	(0.07)
Diluted	(0.73)	1.17	(0.44)	(0.07)
Weighted average number of shares used in computation:
Basic	2,916,753,962	3,114,135,304	3,115,104,798	3,115,104,798
Diluted	2,916,753,962	3,273,978,191	3,115,104,798	3,115,104,798

(1)	The Company retrospectively revised prior comparative periods’ presentation to reflect the sub-division of our shares in the second quarter.

Huazhu Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	September	June
	30, 2020	30, 2021	September 30, 2021
	RMB	RMB	RMB	US$
	(in millions)
Operating activities:
Net income (loss)	(205)	377	(136)	(22)
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
Share-based compensation	33	28	31	5
Depreciation and amortization, and other	367	377	383	59
Impairment loss	453	9	51	8
Loss from equity method investments, net of dividends	14	1	1	0
Investment (income) loss	(89)	(50)	135	21
Changes in operating assets and liabilities	747	472	(305)	(47)
Other	(181)	24	32	5
Net cash provided by (used in) operating activities	1,139	1,238	192	29
Investing activities:
Capital expenditures	(452)	(311)	(346)	(53)
Acquisitions, net of cash received	(3)	(346)	(395)	(60)
Purchase of investments	(1,631)	(134)	(303)	(47)
Proceeds from maturity/sale of investments	14	174	–	–
Loan advances	(48)	(31)	(32)	(5)
Loan collections	51	45	41	6
Other	0	21	4	1
Net cash provided by (used in) investing activities	(2,069)	(582)	(1,031)	(158)
Financing activities:
Net proceeds from issuance of ordinary shares	5,245	–	–	–
Proceeds from debt	1,468	207	491	76
Repayment of debt	(2,844)	(434)	(497)	(77)
Other	(33)	42	(11)	(2)
Net cash provided by (used in) financing activities	3,836	(185)	(17)	(3)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(73)	(16)	9	1
Net increase (decrease) in cash, cash equivalents and restricted cash	2,833	455	(847)	(131)
Cash, cash equivalents and restricted cash at the beginning of the period	5,067	5,803	6,258	971
Cash, cash equivalents and restricted cash at the end of the period	7,900	6,258	5,411	840

Huazhu Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended September 30, 2021
	GAAP	% of	Share-based	% of	Non-GAAP	% of
	Result	Revenues	Compensation	Revenues	Result	Revenues
	RMB		RMB		RMB
			(in millions)
Hotel operating costs	2,885	81.9%	12	0.3%	2,873	81.6%
Other operating costs	14	0.4%	–	0.0%	14	0.4%
Selling and marketing expenses	189	5.4%	1	0.0%	188	5.4%
General and administrative expenses	388	11.0%	18	0.5%	370	10.5%
Pre-opening expenses	15	0.4%	–	0.0%	15	0.4%
Total operating costs and expenses	3,491	99.1%	31	0.8%	3,460	98.3%

Income (Loss) from operations	72	2.0%	31	0.8%	103	2.8%

	Quarter Ended September 30, 2021
	GAAP	% of	Share-based	% of	Non-GAAP	% of
	Result	Revenues	Compensation	Revenues	Result	Revenues
	US$		US$		US$
			(in millions)
Hotel operating costs	448	81.9%	2	0.3%	446	81.6%
Other operating costs	2	0.4%	–	0.0%	2	0.4%
Selling and marketing expenses	29	5.4%	0	0.0%	29	5.4%
General and administrative expenses	62	11.0%	3	0.5%	59	10.5%
Pre-opening expenses	2	0.4%	–	0.0%	2	0.4%
Total operating costs and expenses	543	99.1%	5	0.8%	538	98.3%

Income (Loss) from operations	10	2.0%	5	0.8%	15	2.8%

	Quarter Ended June 30, 2021
	GAAP	% of	Share-based	% of	Non-GAAP	% of
	Result	Revenues	Compensation	Revenues	Result	Revenues
	RMB		RMB		RMB
			(in millions)
Hotel operating costs	2,739	76.4%	10	0.3%	2,729	76.1%
Other operating costs	12	0.3%	–	0.0%	12	0.3%
Selling and marketing expenses	161	4.5%	1	0.0%	160	4.5%
General and administrative expenses	392	10.9%	17	0.5%	375	10.4%
Pre-opening expenses	16	0.4%	–	0.0%	16	0.4%

Total operating costs and expenses	3,320	92.5%	28	0.8%	3,292	91.7%

Income (Loss) from operations	629	17.5%	28	0.8%	657	18.3%

	Quarter Ended September 30, 2020
	GAAP	% of	Share-based	% of	Non-GAAP	% of
	Result	Revenues	Compensation	Revenues	Result	Revenues
	RMB		RMB		RMB
			(in millions)
Hotel operating costs	2,470	78.2%	12	0.4%	2,458	77.8%
Other operating costs	15	0.5%	–	0.0%	15	0.5%
Selling and marketing expenses	162	5.1%	1	0.0%	161	5.1%
General and administrative expenses	343	10.9%	20	0.6%	323	10.3%
Pre-opening expenses	42	1.3%	–	0.0%	42	1.3%

Total operating costs and expenses	3,032	96.0%	33	1.0%	2,999	95.0%

Income (Loss) from operations	(201)	-6.4%	33	1.0%	(168)	-5.4%

Huazhu Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	September	June
	30, 2020	30, 2021	September 30, 2021
	RMB	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	(212)	378	(137)	(22)
Share-based compensation expenses	33	28	31	5
Unrealized (gains) losses from fair value changes of equity securities	(39)	58	60	9

Adjusted net income (loss) attributable to Huazhu Group Limited (non-GAAP)	(218)	464	(46)	(8)

Adjusted earnings (losses) per share (non-GAAP)(2)
Basic	(0.07)	0.15	(0.01)	(0.00)
Diluted	(0.07)	0.14	(0.01)	(0.00)

Adjusted earnings (losses) per ADS (non-GAAP)
Basic	(0.75)	1.49	(0.15)	(0.02)
Diluted	(0.75)	1.43	(0.15)	(0.02)

Weighted average number of shares used in computation (Non-GAAP)
Basic	2,916,753,962	3,114,135,304	3,115,104,798	3,115,104,798
Diluted	2,916,753,962	3,273,978,191	3,115,104,798	3,115,104,798

(2)	The Company retrospectively revised prior comparative periods’ presentation to reflect the sub-division of our shares in the second quarter.

	Quarter Ended
	September	June
	30, 2020	30, 2021	September 30, 2021
	RMB	RMB	RMB	US$
	(in millions, except per share and per ADS data)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	(212)	378	(137)	(22)
Interest income	(31)	(17)	(25)	(4)
Interest expense	136	102	101	16
Income tax expense (benefit)	(50)	132	(13)	(2)
Depreciation and amortization	347	362	368	57
EBITDA (non-GAAP)	190	957	294	45
Share-based compensation expense	33	28	31	5
Unrealized (gains) losses from fair value changes of equity securities	(39)	58	60	9
Adjusted EBITDA (non-GAAP)	184	1,043	385	59

Operating Results: Legacy-Huazhu(1)

					Number of
		Number of hotels			rooms
				As of	as of
	Opened	Closed(2)	Net added	September	September
	in Q3 2021	in Q3 2021	in Q3 2021	30, 2021(3)	30, 2021
Leased and owned hotels	2	(14)	(12)	663	91,609
Manachised and franchised hotels	479	(126)	353	6,682	607,059
Total	481	(140)	341	7,345	698,668

(1)	Legacy-Huazhu refers to Huazhu and its subsidiaries, excluding DH.

(2)	The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q3 2021, we temporarily closed 18 hotels for brand upgrade and business model change purposes.

(3)	As of September 30, 2021, 120 hotels were requisitioned by governmental authorities.

	As of September 30, 2021
	Number	Unopened hotels
	of hotels	in pipeline
Economy hotels	4,621	1,374
Leased and owned hotels	404	3
Manachised and franchised hotels	4,217	1,371
Midscale and upscale hotels	2,724	1,414
Leased and owned hotels	259	14
Manachised and franchised hotels	2,465	1,400
Total	7,345	2,788

Operational hotels excluding hotels under requisition

	For the quarter ended
	September 30,	June 30,	September 30,	yoy
	2020	2021	2021	change
Average daily room rate (in RMB)
Leased and owned hotels	255	311	296	16.0%
Manachised and franchised hotels	211	246	238	12.8%
Blended	218	255	246	12.8%

Occupancy Rate (as a percentage)
Leased and owned hotels	82.9%	81.1%	69.7%	-13.1p.p.
Manachised and franchised hotels	81.8%	82.5%	72.2%	-9.6p.p.
Blended	82.0%	82.3%	71.9%	-10.1p.p.

RevPAR (in RMB)
Leased and owned hotels	211	252	206	-2.4%
Manachised and franchised hotels	173	203	172	-0.5%
Blended	179	210	177	-1.1%

	For the quarter ended
	September 30,	September 30,	yoy
	2019	2021	change
Average daily room rate (in RMB)
Leased and owned hotels	288	296	2.7%
Manachised and franchised hotels	235	238	1.2%
Blended	245	246	0.3%

Occupancy Rate (as a percentage)
Leased and owned hotels	90.0%	69.7%	-20.3p.p.
Manachised and franchised hotels	87.2%	72.2%	-15.0p.p.
Blended	87.7%	71.9%	-15.8p.p.

RevPAR (in RMB)
Leased and owned hotels	259	206	-20.4%
Manachised and franchised hotels	205	172	-16.2%
Blended	215	177	-17.8%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter		yoy	For the quarter		yoy	For the quarter		yoy
	September 30,		ended September 30,		change	ended September 30,		change	ended September 30,		change
	2020	2021	2020	2021		2020	2021		2020	2021	(p.p.)
Economy hotels	3,157	3,157	147	141	-3.9%	170	187	10.3%	86.6%	75.4%	-11.2
Leased and owned hotels	398	398	162	157	-3.4%	187	213	14.2%	87.0%	73.6%	-13.4
Manachised and franchised hotels	2,759	2,759	144	138	-4.1%	166	182	9.5%	86.5%	75.8%	-10.7

Midscale and upscale hotels	1,646	1,646	244	225	-7.9%	301	323	7.2%	80.9%	69.6%	-11.3
Leased and owned hotels	218	218	280	257	-8.3%	358	392	9.5%	78.4%	65.7%	-12.7
Manachised and franchised hotels	1,428	1,428	236	217	-7.8%	289	309	6.7%	81.5%	70.4%	-11.0
Total	4,803	4,803	187	176	-5.9%	222	241	8.7%	84.2%	73.0%	-11.3

	Number of hotels		Same	-hotel RevPAR		Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter		yoy	For the quarter		yoy	For the quarter		yoy
	September 30,		ended September 30,		change	ended September 30,		change	ended September 30,		change
	2019	2021	2019	2021		2019	2021		2019	2021	(p.p.)
Economy hotels	2,364	2,364	187	141	-24.5%	201	187	-6.7%	93.2%	75.4%	-17.8
Leased and owned hotels	385	385	209	154	-26.2%	224	210	-6.2%	93.5%	73.5%	-19.9
Manachised and franchised hotels	1,979	1,979	181	138	-24.1%	195	181	-6.9%	93.1%	75.9%	-17.2

Midscale and upscale hotels	1,057	1,057	293	219	-25.4%	340	321	-5.6%	86.4%	68.2%	-18.1
Leased and owned hotels	187	187	355	245	-31.0%	406	379	-6.7%	87.3%	64.5%	-22.8
Manachised and franchised hotels	870	870	275	211	-23.4%	320	304	-4.9%	86.1%	69.4%	-16.7
Total	3,421	3,421	226	170	-24.8%	249	234	-6.3%	90.7%	72.7%	-17.9

Operating Results: Legacy-DH(4)

						Unopened
					Number of	hotels in
		Number of hotels			rooms	pipeline
				As of	As of	As of
	Opened	Closed	Net added	September	September	September
	in Q3 2021	in Q3 2021	in Q3 2021	30, 2021(5)	30, 2021	30, 2021
Leased hotels	1	–	1	75	14,002	28
Manachised and franchised hotels	–	(2)	(2)	46	10,313	11
Total	1	(2)	(1)	121	24,315	39

(4)	Legacy-DH refers to DH.

(5)	As of September 30, 2021, a total of 4 DH brand hotels were temporarily closed due to COVID-19. 1 hotel is closed for renovation and 1 hotel is closed temporarily due to flood damage.

	For the quarter ended
	September 30,	June 30,	September 30,	yoy
	2020	2021	2021	change
Average daily room rate (in EUR)
Leased hotels	88	85	94	6.8%
Manachised and franchised hotels	101	78	104	3.6%
Blended	93	81	99	6.1%

Occupancy rate (as a percentage)
Leased hotels	38.2%	20.0%	48.0%	9.8p.p.
Managed and franchised hotels	37.5%	30.8%	49.4%	12.0p.p.
Blended	37.9%	24.4%	48.6%	10.7p.p.

RevPAR (in EUR)
Leased hotels	34	17	45	34.1%
Managed and franchised hotels	38	24	52	36.7%
Blended	35	20	48	35.9%

Hotel Portfolio by Brand
	Total
			Unopened
	Hotels	Rooms	hotels
	in operation		in pipeline
Economy hotels	4,635	382,337	1,386
HanTing Hotel	2,937	268,347	765
Hi Inn	430	25,069	107
Elan Hotel(6)	1,040	64,757	468
Ibis Hotel	214	22,503	34
Zleep Hotels	14	1,661	12
Midscale hotels	2,288	256,146	1,099
Ibis Styles Hotel	78	8,299	17
Starway Hotel	496	41,913	280
JI Hotel	1,294	158,008	588
Orange Hotel	390	43,146	209
CitiGO Hotel	30	4,780	5
Upper midscale hotels	429	63,959	276
Crystal Orange Hotel	137	18,406	67
Manxin Hotel	76	7,416	63
Madison Hotel	35	5,247	54
Mercure Hotel	119	20,561	52
Novotel Hotel	14	3,723	16
IntercityHotel(7)	48	8,606	24
Upscale hotels	107	18,383	62
Jaz in the City	3	587	1
Joya Hotel	9	1,760	0
Blossom House	32	1,579	35
Grand Mercure Hotel	7	1,485	6
Steigenberger Hotels & Resorts(8)	50	12,013	14
MAXX(9)	6	959	6
Others	7	2,158	4
Other hotels(10)	7	2,158	4
Total	7,466	722,983	2,827

(6)	As of September 30, 2021, 46 Ni Hao Hotels were included in the operational hotel for Elan Hotels and 145 Ni Hao hotels were included in the pipeline for Elan Hotels.

(7)	As of September 30, 2021, 2 operational hotels and 6 pipeline hotels of IntercityHotel were in China.

(8)	As of September 30, 2021, 1 operational hotel and 7 pipeline hotels of Steigenberger Hotels & Resorts were in China.

(9)	As of September 30, 2021, 1 operational hotel and 5 pipeline hotels of MAXX were in China.

Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).